Mail Stop 3561
                                                             May 11, 2017

Ronald T. Hundzinski
Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

       Re:     BorgWarner Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 9, 2017
               File No. 001-12162

Dear Mr. Hundzinski:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 14: Contingencies

Asbestos-related Liability, page 95

1. We note your disclosure that you have made enhancements to the management and analysis of asbestos-related claims, including the engagement of new national coordinating council and new local counsel panels, outsourcing administration and claims handling, implementing improvements in processing, and increasing audits and compliance reviews of counsel handling asbestos-related claims. You state that this has resulted in improvements in both the quantity and quality of information available and an increased ability to reasonable forecast the number of potential future claims that may be asserted.

   You also state that you hired a third party consultant in the third quarter of 2016 to further assist you in the analysis of potential future asbestos-related claims. It appears that with the assistance of this external consultant and the updated data and analysis resulting from your claims review process, you determined that your best estimate of the aggregate liability both
 Ronald T. Hundzinski
BorgWarner Inc.
May 11, 2017
Page 2

    for asbestos-related claims asserted but not yet resolved and potential asbestos-related claims not yet asserted, including an estimate for defense costs, is $879.3 million as of December
    31, 2016, which is $770.8 million higher than the prior year.

    Please tell us your consideration of accounting for this as a correction of an error in previously issued financial statements rather than as a change in estimate. Refer to ASC 250-
    10-20.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

                                                             Sincerely,

                                                             /s/ Lyn Shenk

                                                             Lyn Shenk
                                                             Branch Chief
                                                             Office of
Transportation and Leisure